UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*





                         QUERYOBJECT SYSTEMS CORPORATION
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   227698 10 7
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                September 21, 2001
 -------------------------------------------------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)





        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)

        [X]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)



--------
* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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---------------------                                         ------------------
CUSIP NO. 227698 10 7                13G                         Page 2 of 6
---------------------                                         ------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        EarlyBirdCapital, Inc.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              899,861
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         899,861
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        899,861
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        3.9%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        BD
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a)      NAME OF ISSUER
               QueryObject Systems Corporation

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               One Expressway Plaza, Suite 208, Roslyn Heights, NY 11577

ITEM 2(a)      NAME OF PERSONS FILING:

               EarlyBirdCapital, Inc. ("Capital")

               The statement on this Schedule 13G/A is filed on behalf of the Reporting Person listed above pursuant to Rule 13d-1(k)(1). The Reporting Person is party to a Joint Filing Agreement dated May 3, 2001 among the Reporting Person, Firebrand Financial Group, Inc., EarlyBirdCapital, Inc., Dalewood Associates, Inc., Dalewood Associates, LP, and Dalewood 2 Private Technology Limited set forth in Exhibit I to the Reporting Person's Schedule 13G, filed with the Securities and Exchange Commission on May 3, 2001 and is incorporated herein by reference. Though the transactions reported on herein may affect the beneficial ownership of some of these other entities in the Issuer's securities, no amendment to the
               Schedule 13G filed by these other entities is required at this time.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The principal address of the Reporting Person is:
               One State Street Plaza, 24th Floor
               New York, NY 10004

ITEM 2(c)      CITIZENSHIP:

               Capital is organized under the laws of Delaware.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e)      CUSIP NUMBER:

               227698 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)  |_|   Broker or dealer registered under Section 15 of the Exchange Act;

    (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c)  |_|   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

    (d)  |_|   Investment company registered under Section 8 of the Investment
               Company Act;

    (e)  |_|   An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

    (f)  |_|   An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

    (g)  |_|   A parent holding company or control person in accordance with
               Rule 13d-1(b)(ii)(G);

    (h)  |_|   A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

    (i)  |_|   A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act;

    (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

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ITEM 4   OWNERSHIP:

         (a) Amount Beneficially Owned:

         As of September 21, Capital transferred 22.5% of its currently exercisable option to purchase, in part, up to 161,111 shares of Common Stock, with an exercise price of $.485 per share. Therefore, it is deemed to have direct beneficial ownership of 899,861 shares of Common Stock.

         Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

         (b) Percent of Class:

         Giving effect to the disposition by Capital, Capital's beneficial ownership is less than 5%.

         (c) Number of Shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                   Capital    0 shares of Common Stock

             (ii)  shared power to vote or direct the vote:

                   Capital    899,861 shares of Common Stock

             (iii) sole power to dispose or to direct the disposition of:

                   Capital    0 shares of Common Stock

             (iv)  shared power to dispose or to direct the disposition of

                   Capital    899,861 shares of Common Stock



                                   Page 4 of 6


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ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X]

         Giving effect to the disposition reported on herein, Capital is no longer a 5% beneficial owner.

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
         COMPANY:

         N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10  CERTIFICATION:

         By signing below, the Reporting Person certifies that to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  October 9, 2001



                                         EARLYBIRDCAPITAL,INC.

                                              /s/ David Nussbaum
                                         By:___________________________
                                            David Nussbaum
                                            Chairman and Chief Executive Officer





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